                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 5)*

                      Public Storage Properties XVI, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock Series A
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  744616 10 3
                   -----------------------------------------
                                 (CUSIP Number)

           David Goldberg, 701 Western Avenue, Suite 200, Glendale,
                 California 91201-2397, 818/244-8080, ext. 529
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 12, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- -----------------------
  CUSIP NO. 744616 10 3           SCHEDULE 13D
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PUBLIC STORAGE, INC.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, BK

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)    [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            532,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             531,850

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      532,598

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.98%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

     The Statement on Schedule 13D dated November 21, 1995, as amended and restated by Amendment No. 1 dated March 18, 1996 and Amendment No. 2 dated April 8, 1996 and amended by Amendment No. 3 dated May 16, 1996 and Amendment No. 4 dated July 12, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVI, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 5 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     The 465,450 Series A Shares acquired by the Reporting Person (as of August 12, 1996) other than in the Merger were purchased for an aggregate cost (including fees) of approximately $7,464,489, with funds obtained from the Reporting Person's working capital or borrowed under the Reporting Person's Credit Agreement by and among the Reporting Person, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of May 22, 1995 (incorporated by reference from the Reporting Person's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995), all of which borrowings have since been repaid.

Item 5.   Interest in Securities of the Issuer

     As of August 12, 1996, the Reporting Person beneficially owned 532,598 Series A Shares, representing approximately 17.98% of the 2,962,348 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 531,850 of those shares, and has no power to dispose of 748 of these shares.

     During the period commencing July 13, 1996 (i.e., after the date of the last transaction reported in the Schedule 13D) and ending August 12, 1996, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions):


                    No. of                               Price
                    Series A         Type                per
Transaction         Shares           of                  Series A
Date                Bought           Transaction         Share
- -----------         --------         -----------         --------
7/15/96                600           open market          $17.375
7/16/96                400           open market          $17.375
7/17/96                400           open market          $17.50
7/17/96                300           open market          $17.375
7/22/96              3,300           open market          $17.625
7/22/96                400           open market          $17.75
8/05/96              5,300           open market          $18.00
8/06/96              2,200           open market          $17.625
8/07/96                300           open market          $17.50
8/12/96                800           open market          $18.00
8/12/96              6,700           open market          $18.125

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 1996                         PUBLIC STORAGE, INC.

                                                By:  /s/ SARAH HASS
                                                   -----------------
                                                   Sarah Hass
                                                   Vice President